EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended	Years Ended
	June 30,	December 30,	December 31,	January 2,	January 3,	December 28,
	2018	2017	2016	2016	2015	2013
Earnings Available for Fixed Charges:
Income Before Taxes	$160.6	$277.2	$266.4	$196.9	$90.3	$170.5
Interest Expense	27.2	56.1	58.7	60.2	39.1	42.4
Estimated Interest Component of Rental Expense	8.0	15.5	14.1	15.0	12.8	13.1
Total Earnings Available for Fixed Charges	$195.8	$348.8	$339.2	$272.1	$142.2	$226.0

Fixed Charges:
Interest Expense	$27.2	$56.1	$58.7	$60.2	$39.1	$42.4
Estimated Interest Component of Rental Expense	8.0	15.5	14.1	15.0	12.8	13.1
Total Fixed Charges	$35.2	$71.6	$72.8	$75.2	$51.9	$55.5
Ratio of Earnings to Fixed Charges	5.6	4.9	4.7	3.6	2.7	4.1